BioNTech SE

An der Goldgrube 12

D-55131 Mainz

Germany

October 7, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Vanessa Robertson, Lisa Vanjoske, Tonya K. Aldave and Justin Dobbie

Re: BioNTech SE

Amendment No. 2 to Registration Statement on Form F-1

Filed October 4, 2019

File No. 333-233688

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BioNTech SE (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on October 9, 2019, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Eric W. Blanchard of Covington & Burling LLP at (212) 841-1111 and that such effectiveness also be confirmed in writing.

Respectfully,

BioNTech SE

By:	/s/ Prof. Ugur Sahin, M.D.

Name:	Prof. Ugur Sahin, M.D.
Title:	Chief Executive Officer

cc: Eric W. Blanchard, Covington & Burling LLP